WSi Interactive Corporation
News Release - February 6th, 2001
CDNX: OTC: FWB:	WIZ WIZZF WSJ

WSi Offers Share for Debt Settlement

The Company is offering a share for debt settlement to all of its creditors with outstanding accounts in excess of $500. If all creditors accept the proposal, then the Company will issue a maximum of 10,450,000 common shares at a deemed price of $0.10 per share to settle outstanding debt of approximately $1,045,000.

The Company is in the process of renegotiating the $500,000 loan which was due on February 1, 2001 and will ask the lender to consider a share for debt settlement for all or a portion of the outstanding principle amount and accrued interest. If the lender agrees to accept the share for debt offer, up to 5,150,000 additional shares will be issued.

There can be no assurance that all of the Company's creditors will accept the above proposal. The debt settlement offer expires on February 16, 2001. The Company will issue a further news release after the expiry date disclosing the exact number of shares to be issued under the share for debt settlement. Any shares issued will be subject to a four month hold period from the date of issuance. This transaction is subject to regulatory approval.

The Business of WSi

WSi Interactive Corporation is an innovative web development, web management, data mining and integrated marketing firm whose objective is to capitalize on content and infrastructure opportunities on the Internet and in "brick and mortar" businesses. WSi builds, manages and markets online and offline businesses.

WSi focuses on companies where it can add significant value through a network of relationships and strategic alliances, using its experience to help companies to build Internet traffic, enhance direct marketing opportunities, develop brands, and capitalize on a variety of revenue streams.

WSi Investor Relations Toll Free: 1-888-388-4636
Website: www.ws-i.com
Email: info@ws-i.com
Fax: 1-877-499-5806

ON BEHALF OF THE COMPANY

Jonathan Mara,
President, CEO and Director

This news release may contain forward-looking statements that involve risks and uncertainties, including the impact of competitive products and pricing and general economic conditions as they affect the Company's clients. Actual results and developments may therefore differ materially from those described in this release. No regulatory authority has reviewed nor accepted any responsibility for the adequacy or accuracy of the contents of this release.